SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chelsea Therapeutics International, Ltd.
(Name of Subject Company)

Chelsea Therapeutics International, Ltd.
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

163428105
(CUSIP Number of Class of Securities)

Joseph G. Oliveto

President and Chief Executive Officer

Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200
Charlotte, North Carolina 28277
(704) 341-1516
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Steven A. Navarro, Esq.
Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, as amended by Amendment No. 1 thereto filed with the SEC on June 6, 2014 and Amendment No. 2 thereto filed with the SEC on June 19, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by Chelsea Therapeutics International, Ltd., a Delaware corporation (the “Company, “we” or “us”). The Statement relates to the tender offer by Charlie Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Acquisition Sub and Parent with the SEC on May 23, 2014, as amended by Amendment No. 1 thereto filed with the SEC on June 6, 2014 (“TO Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on June 11, 2014 (“TO Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 19, 2014 (“TO Amendment No. 3”) and Amendment No. 4 thereto filed with the SEC on June 23, 2014 (“TO Amendment No. 4”) (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Acquisition Sub offered to purchase all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Shares”) in exchange for (i) $6.44 per Share in cash, without interest (the “Cash Consideration”), and (ii) one non-transferable contingent value right (a “CVR” and, together with the Cash Consideration, the “Merger Consideration”) per Share, which CVR represents a contractual right to receive up to $1.50 per Share upon the achievement of certain net sales milestones set forth in the Contingent Value Rights Agreement entered into between Parent and a rights agent (the “CVR Agreement”), in each case subject to any required withholding of taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2014 (as amended by TO Amendment No. 1, TO Amendment No. 2, TO Amendment No. 3 and TO Amendment No. 4, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”).

Copies of the Offer to Purchase and Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

By adding the following paragraphs after the last paragraph on page 50:

Closing of the Offer and the Merger

The Offer expired at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 p.m., New York City time, on June 20, 2014) (the “Expiration Date”), and was not extended. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent and Acquisition Sub that, as of the Expiration Date, a total of 49,436,852 Shares had been validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares subject to guaranteed delivery procedures that were not validly tendered prior to the Expiration Date), which tendered Shares represented approximately 62.5% of the Shares outstanding as of the Expiration Date. In addition, Notices of Guaranteed Delivery had been delivered for 12,775,214 Shares, representing approximately 16.1% of the Shares outstanding as of the Expiration Date.

All conditions to the Offer having been satisfied, on June 23, 2014 Acquisition Sub accepted for payment all such Shares validly tendered and not validly withdrawn prior to the Expiration Date, and payment of the Merger Consideration for such Shares will be made promptly.

Following consummation of the Offer, on June 23, 2014 Parent and Acquisition Sub completed the acquisition of the Company by consummating the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the Surviving Corporation. Pursuant to the Merger Agreement, at the Effective Time each outstanding Share (other than Shares owned by the Company, Parent or Acquisition Sub, by any direct or indirect wholly owned subsidiary of the Company, Parent or Acquisition Sub or by stockholders of the Company who have validly perfected their statutory rights of appraisal under the DGCL with respect to such Shares) was converted into the right to receive the Merger Consideration, subject to any required withholding of taxes. All Shares that were converted into the right to receive the Merger Consideration shall be cancelled and cease to exist. The Shares will no longer be listed on the NASDAQ Capital Market and will be deregistered under the Exchange Act.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented as follows:

By replacing the description of Exhibit (a)(1) with the following:

Offer to Purchase, dated May 23, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO), as amended by TO Amendment No. 1 (incorporated by reference thereto), TO Amendment No. 2 (incorporated by reference thereto), TO Amendment No. 3 (incorporated by reference thereto) and TO Amendment No. 4 (incorporated by reference thereto).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

By:	/s/ Joseph G. Oliveto
Name: Joseph G. Oliveto
Title: President and Chief Executive Officer

Dated: June 23, 2014